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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

CENTURY ALUMINUM COMPANY
(Name of Issuer)
COMMON STOCK, $0.01 Par Value
(Title of Class of Securities)
156431 10 8
(CUSIP Number)
Company Secretary
Glencore Holding AG
Baarermattstrasse 3
CH-6341 Baar, Switzerland
Phone: 41-41-709-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 16, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	156431 10 8

1	NAMES OF REPORTING PERSONS Glencore Investment Pty Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Western Australia

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,818,840 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

14,818,840 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,818,840 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

n/a

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Excludes 15,580,014 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by Glencore Investment Pty Ltd (“Glencore Investment”), which are convertible only (i) upon the occurrence of events that have not transpired and that are outside of the control of Glencore Investment, or (ii) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by Glencore Investment. Includes 22,500 shares subject to options and 1,047 shares of restricted Common Stock held directly by Mr. Willy R. Strothotte, who holds such shares as nominee for the Reporting Persons.

CUSIP No.	156431 10 8

1	NAMES OF REPORTING PERSONS Glencore Investments AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,818,840 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

14,818,840 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,818,840 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

n/a

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
(1) Excludes 15,580,014 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by Glencore Investment, which are convertible only (i) upon the occurrence of events that have not transpired and that are outside of the control of Glencore Investment, or (ii) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by Glencore Investment. Includes 22,500 shares subject to options and 1,047 shares of restricted Common Stock held directly by Mr. Willy R. Strothotte, who holds such shares as nominee for the Reporting Persons.

CUSIP No.	156431 10 8

1	NAMES OF REPORTING PERSONS Glencore International AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,818,840 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

14,818,840 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,818,840 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

n/a

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
(1) Excludes 15,580,014 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by Glencore Investment, which are convertible only (i) upon the occurrence of events that have not transpired and that are outside of the control of Glencore Investment, or (ii) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by Glencore Investment. Includes 22,500 shares subject to options and 1,047 shares of restricted Common Stock held directly by Mr. Willy R. Strothotte, who holds such shares as nominee for the Reporting Persons.

CUSIP No.	156431 10 8

1	NAMES OF REPORTING PERSONS Glencore Holding AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,818,840 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

14,818,840 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,818,840 shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

n/a

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
(1) Excludes 15,580,014 shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by Glencore Investment, which are convertible only (i) upon the occurrence of events that have not transpired and that are outside of the control of Glencore Investment, or (ii) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by Glencore Investment. Includes 22,500 shares subject to options and 1,047 shares of restricted Common Stock held directly by Mr. Willy R. Strothotte, who holds such shares as nominee for the Reporting Persons.

Explanatory Note:
          This is the fourth amendment (“Amendment No. 4”) to the statement on Schedule 13D originally filed by Glencore AG, Glencore International AG (“Glencore International”) and Glencore Holding AG (“Glencore Holding”) with the Securities and Exchange Commission on April 12, 2001, and amended on May 25, 2004, November 27, 2007 and July 8, 2008, relating to the common stock, par value $0.01 per share (“Common Stock”) of Century Aluminum Company (the “Company”). The information set forth in this Amendment No. 4 reflects, among other things: (i) the transfer of 11,706,307 shares of Common Stock previously reported as held directly by Glencore AG to Glencore Investment Pty Ltd (“Glencore Investment”), a direct wholly-owned subsidiary of Glencore Investments AG, which is a direct wholly-owned subsidiary of Glencore International, and (ii) the acquisition by Glencore Investment of additional shares of Common Stock.
          Glencore Investment, Glencore Investments AG, Glencore International and Glencore Holding are referred to collectively herein as the “Reporting Persons.” Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the original Schedule 13D, as amended through the date hereof (the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration
          Item 3 of the Schedule 13D is hereby amended by adding the following to the end thereof:
          The aggregate consideration paid by Glencore Investment for the shares of Common Stock acquired in the Public Offering and pursuant to open market purchases, each as described in Item 4 below, was $115,318,125 and $47,192,519 in cash, respectively, which was obtained from its internal working capital.

Item 4.	Purpose of the Transaction
          Item 4 of the Schedule 13D is hereby amended by adding the following to the end thereof:
          Glencore Investment purchased an additional 1,852,500 shares of Common Stock in a registered public offering of the Company’s Common Stock that closed on July 16, 2008 (the “Public Offering”). Glencore Investment acquired the shares at the public offering price of $62.25 per share.
          Effective July 16, 2008, in accordance with the Certificate of Designation for the Company’s Series A convertible preferred stock, par value $0.01 per share (the “Preferred Stock”), 4,199.86 shares of Preferred Stock owned by the Reporting Persons were automatically converted into 419,986 shares of Common Stock, in order to restore the Reporting Persons’ percentage ownership of the Company’s Common Stock to 28.5% following the completion of the Public Offering (after taking into account Glencore Investment’s acquisition of shares in the Public Offering).
          Glencore Investment also acquired an additional 816,500 shares of Common Stock in open market purchases on July 17 and 18, 2008. The shares were purchased in two transactions at purchase prices of $54.9369 per share and $57.8415 per share resulting in a weighted average purchase price of $57.7985 per share.
          The Reporting Persons acquired shares of Common Stock in the Public Offering and pursuant to the open-market transactions described above in order to maintain an economic interest in the Company at a level equal to forty-seven percent (47%) of all economic interests in the Company (based on the number of shares of Common Stock and Preferred Stock issued and outstanding after completion of the Public Offering, including the exercise of the underwriters’ overallotment option). Pursuant to the July 7, 2008 Standstill and Governance Agreement entered into by Glencore AG and the Company, if the Reporting Persons acquire shares of Common Stock that cause the Reporting Persons to beneficially own Common Stock equal to more than (i) 28.5% of the Company’s issued and outstanding Common Stock prior to April 8, 2009 or (ii) 49% of the Company’s issued and outstanding Common Stock prior to January 8, 2010, then to the extent their beneficial ownership of Common Shares then entitled to vote exceeds such percentage, they may not vote a number of shares equivalent to such excess unless authorized by the Company’s Board of Directors, and then, only at the Board’s direction. The acquisitions described above have resulted in the Reporting Persons beneficially owning 30.16% of the issued and outstanding Common Stock (excluding 23,547 shares of Common Stock held directly by Willy R. Strothotte, which are subject to unexercised options or to vesting and therefore not entitled to vote). As a result, prior to April 8, 2009, up to 816,500 shares of Common Stock beneficially owned by the Reporting Persons may not be voted to the extent they cause the Reporting Persons’ beneficial ownership of Common Stock to exceed 28.5% of the Company’s issued and outstanding Common Stock.
          Effective July 8, 2008, the Reporting Persons effected certain intercompany transactions pursuant to which the 11,706,307 shares of Common Stock previously reported as beneficially owned by the Reporting Persons on this statement, which were previously held directly by Glencore AG, were transferred to Glencore Investment.

Item 5.	Interest in Securities of the Issuer
          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:
          (a) The Reporting Persons beneficially own 14,818,840 shares of Common Stock, or 30.2% of the Company’s outstanding Common Stock. The shares reported as beneficially owned by the Reporting Persons: (i) do not include the 15,580,014 shares of Common Stock issuable upon conversion of the 155,800.14 shares of Preferred Stock owned by the Reporting Persons, which are convertible only (a) upon the occurrence of events that have not transpired and that are outside of the control of the Reporting Persons, or (b) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons, and (ii) include 22,500 shares subject to options and 1,047 shares of restricted Common Stock held directly by Mr. Willy R. Strothotte, who holds such shares as nominee for the Reporting Persons. The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) named in Item 2 is set forth opposite his name on Schedule I hereto. The beneficial ownership percentages reported herein are based upon (i) the 48,628,410 shares of Common Stock reported as outstanding as of July 16, 2008 (after giving effect to the Public Offering and the exercise of the underwriters’ overallotment option), in the Company’s prospectus supplement, dated July 10, 2008, to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission on May 29, 2007, plus (ii) the 419,986 shares of Common Stock issued to the Reporting Persons upon conversion of 4,199.86 shares of Preferred Stock, as described in Item 4 above, plus (iii) 22,500 shares which are subject to options presently exercisable or exercisable within 60 days and 1,047 shares which are subject to vesting in one year or upon earlier termination of Mr. Willy R. Strothotte’s service as a Company director due to death or disability all of which are held directly by Mr. Strothotte as nominee for the reporting persons.

          (b) The Reporting Persons share the power to vote or to direct the vote and dispose or to direct the disposition of 14,818,840 shares of Common Stock. To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons) named in Item 2 has the sole power to vote or to direct the vote and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his name on Schedule I hereto.
          (c) During the past 60 days, the persons identified in Item 2 effected the following transactions in Company Common Stock:

		Date of	Number of
Transaction Party	Nature of Transaction	Transaction	Shares	Price per Share
Willy R. Strothotte	Sale (1)	6/9/2008	1,500	$16.72

Willy R. Strothotte	Stock Grant (2)	6/25/2008	1,047	$0.00

(1)	Represents the sale to and purchase by the Reporting Persons of Common Stock issued to Mr. Willy R. Strothotte upon the exercise of non-employee director stock options awarded to Mr. Strothotte in connection with his service as a director of the Company. Mr. Strothotte holds such shares as nominee for the Reporting Persons and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(2)	Represents shares of restricted stock issued to Mr. Willy R. Strothotte in connection with his service as a director of the Company.
To the best knowledge of the Reporting Persons, except for the foregoing and the transactions described in Item 4 above, there have been no transactions in Common Stock by the Reporting Persons or any other person named in Item 2 during the past sixty days.
(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          Item 6 is hereby amended by adding the following to the end thereof:
          In connection with the Public Offering, each of Glencore Investment, Glencore AG and Mr. Willy R. Strothotte entered into a Lock-Up Agreement (the “Lock-Up Agreements”) pursuant to which they agreed that without the prior written consent of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated, as representatives on behalf of the underwriters of the Public Offering, they will not, during the period ending 90 days after July 10, 2008: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock. The restrictions in the Lock-Up Agreements will not apply to certain transfers, including as part of a third party acquisition of the Company.
          The foregoing description of the Lock-Up Agreements is subject to, and qualified in its entirety by reference to the full text thereof, the forms of which is attached hereto as Exhibits 2 and 3, and are hereby incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
The following exhibits are filed herewith:

Exhibit 1.	Joint Filing Agreement

Exhibit 2.	Form of Glencore Investment Pty Ltd and Glencore AG Lock-Up Agreement

Exhibit 3.	Form of Willy R. Strothotte Lock-Up Agreement

Exhibit 24.1	Power of Attorney

Signature
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July 18, 2008

Glencore Investment Pty Ltd
By:	/s/ Valarie A. Hing
	Name:	Valarie A. Hing
	Title:	Attorney-in-Fact

Glencore Investments AG
By:	/s/ Valarie A. Hing
	Name:	Valarie A. Hing
	Title:	Attorney-in-Fact

Glencore International AG
By:	/s/ Valarie A. Hing
	Name:	Valarie A. Hing
	Title:	Attorney-in-Fact

Glencore Holding AG
By:	/s/ Valarie A. Hing
	Name:	Valarie A. Hing
	Title:	Attorney-in-Fact

SCHEDULE I
     Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore Investment Pty Ltd, Glencore Investments AG, Glencore International AG and Glencore Holding AG. The executive officers of each of Glencore Investment Pty Ltd, Glencore Investments AG, Glencore Holding AG and Glencore International AG are the same persons listed as directors of such company. Unless otherwise indicated, the present principal occupation of each person is with Glencore International AG. If no business address is given, the address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland. To the best knowledge of the Reporting Persons, except as set forth below, none of the persons listed below beneficially owns any shares of Common Stock of the Company.
Directors of Glencore Investment Pty Ltd

Name	Principal Occupation	Business address	Share Ownership

Steven N. Isaacs	Chairman and Managing Director of Glencore Finance AG

Richard James Marshall	In-house Counsel of Glencore International AG

Eric Diedrichsen	Employee of Glencore International AG — Accounting

Marc Ocksay	Employee of Glencore International AG — Finance

Ross Lind	Employee of Glencore Investment Pty Ltd	Level 4, 30 The Esplanade, Perth, 6000, Australia

Ron Hing	Employee of Glencore Australia Pty Ltd	Level 4, 30 The Esplanade, Perth, 6000, Australia

Directors of Glencore Investments AG

Name	Principal Occupation	Business address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman		23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable or exercisable within 60 days and 1,047 shares which are subject to vesting in one year or upon earlier termination of service as a Company director due to death or disability) (1)

Steven F. Kalmin (Citizen of Australia)	Officer of Glencore International AG — Accounting

Andreas P. Hubmann	Officer of Glencore International AG — Accounting

Directors of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership

Willy R. Strothotte (Citizen of Germany)	Chairman		23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable or exercisable within 60 days and 1,047 shares which are subject to vesting in one year or upon earlier termination of service as a Company director due to death or disability). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director, former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock.
Directors of Glencore Holding AG:

Name	Principal Occupation	Business Address	Share Ownership
Willy R. Strothotte (Citizen of Germany)	Chairman		23,547 shares of Common Stock (which includes 22,500 shares which are subject to options presently exercisable or exercisable within 60 days and 1,047 shares which are subject to vesting in one year or upon earlier termination of service as a Company director due to death or disability). (1)

Ivan Glasenberg (Citizen of Australia)	Chief Executive Officer

Zbynek E. Zak	Non-Executive Director, former CFO of Glencore International AG (retired)	Buetzenweg 16 CH-6300 Zug Switzerland

Peter A. Pestalozzi	Attorney, Pestalozzi Lachenal Patry Zurich Ltd.	Loewenstrasse 1 CH-8001 Zurich Switzerland

Craig A. Davis (Citizen of the US)	Non-Executive Director, former Chairman and CEO of Century Aluminum Company (retired)		457 shares of Common Stock.

Andreas P. Hubmann	Officer of Glencore International AG — Accounting

(1)	Represents shares underlying options and restricted stock that were issued to Mr. Willy R. Strothotte in connection with his service as a director of the Company. Mr. Strothotte holds such options and shares of restricted stock as nominee for the Reporting Persons and disclaims beneficial ownership thereof, except to the extent of his pecuniary interest therein.

Exhibit Index:

Exhibit 1.	Joint Filing Agreement

Exhibit 2.	Form of Glencore Investment Pty Ltd and Glencore AG Lock-Up Agreement

Exhibit 3.	Form of Willy R. Strothotte Lock-Up Agreement

Exhibit 24.1	Power of Attorney